SO 3/1

05035491

SECUR[illegible] [illegible]ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

2/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45034

SEC MAIL RECEIVED FEB 2 9 2005 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daewoo Securities (America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 301
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jaewoo Kim (212-407-1005)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/1/05

OATH OR AFFIRMATION

I, Jaewoo Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daewoo Securities (America) Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, ~~2002~~ 2006

[signature]
Signature

President
Title

[signature] 2/1/05
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DAEWOO SECURITIES (AMERICA) INC.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Daewoo Securities (America) Inc.:

We have audited the accompanying consolidated statement of financial condition of Daewoo Securities (America) Inc. (a wholly owned subsidiary of Daewoo Securities Co., Ltd.) and subsidiary as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daewoo Securities (America) Inc. and subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 28, 2005

DAEWOO SECURITIES (AMERICA) INC.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	1,340,729
Receivable from brokers and dealers (note 2)		117,060
Securities owned, at fair value:		
Marketable, at market value:		
Corporate stocks		3,060
Mutual funds		5,190,566
		5,193,626
Not readily marketable, at estimated fair value:		
Corporate debt securities		3,984,014
Others (note 3)		27,260
		4,011,274
		9,204,900
Furniture and office equipment, at cost, less accumulated depreciation of $415,720		31,783
Other assets		119,354
Total assets	$	10,813,826
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expense and other liabilities	$	120,250
Total liabilities		120,250
Commitments and contingencies (notes 5 and 6)		
Stockholder's equity (note 4):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Accumulated deficit		(1,306,424)
Total stockholder's equity		10,693,576
Total liabilities and stockholder's equity	$	10,813,826

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Daewoo Securities (America) Inc. (the Company), a wholly owned subsidiary of Daewoo Securities Co., Ltd. (the Parent) of Korea, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in the State of New York on July 7, 1992 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily serves U.S. institutional customers as a broker and dealer of Korean securities and underwriter of Korean debt and equity securities.

(a) Principles of Consolidation

The accompanying consolidated statement of financial condition includes the statements of financial condition of the Company and its wholly owned subsidiary, Daewoo Futures Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Daewoo Futures Inc. was incorporated in May 1995. As of December 31, 2004, Daewoo Futures Inc. was not engaged in active business.

(b) Securities Owned

Securities transactions are recorded on a trade-date basis.

Securities owned are carried at market value. Securities not readily marketable for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management.

(c) Interest Rate Swap Agreement

The Company enters into interest rate swap agreements to reduce its exposure to market risk from changing interest rates. The Company designated its derivative financial instruments as nonhedging instruments.

The Company carries its derivative financial instruments at fair value. The derivative financial instruments are valued using quoted market prices, including quotes from dealers in those instruments, when available. If quoted market prices are not available, the fair value is estimated by using pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows.

(d) Depreciation and Amortization

Furniture and office equipment are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to six years.

(Continued)

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Use of Estimates in the Preparation of Consolidated Statement of Financial Condition

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers and proprietary positions through the Parent. The Company also executes U.S. securities transactions through its U.S. clearing brokers for customer orders received through the Parent. Commissions on Korean equity securities transactions for customers are collected by its Parent directly from the customers and remitted periodically to the Company. At December 31, 2004, commissions receivable from the Parent amounted to approximately $53,000.

In connection with its proprietary trading activities, the Company maintains a brokerage account with the Parent and related receivable from the Parent of $64,000 was included in the receivable from brokers and dealers in the accompanying consolidated statement of financial condition as of December 31, 2004.

(3) Interest Rate Swap Agreement

At December 31, 2004, the Company has an interest rate swap agreement with an affiliated company having a total notional principal amount of $2,000,000. The interest rate swap agreement matures at the time the related security matures. This agreement changes the Company's interest rate exposure on its fixed-rate bond to floating-rate bond without the exchange of the notional principal amount. The Company designated the interest rate swap as nonhedging instrument. The Company carries the interest rate swap at fair value. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate any material losses from this transaction. The fair value of the interest rate swap agreement at December 31, 2004 was a gain of approximately $27,000, which is included in securities owned – not readily marketable, at estimated fair value – other in the accompanying consolidated statement of financial condition.

(4) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such Rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such Rule, and the related Rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2004, the Company had a net capital requirement of $100,000, whereas it had net capital of $6,003,972. The Company's percentage of aggregate indebtedness to net capital for the year ended December 31, 2004 was 2.00%.

(5) Commitments

The Company leases its office space under a noncancelable lease, which expires on July 31, 2014. The lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease as of December 31, 2004 are as follows:

		Amount
Years ending December 31:		
2005	$	142,000
2006		142,000
2007		142,000
2008		142,000
2009		150,000
Thereafter		715,000
	$	1,433,000

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated statement of financial condition.

(Continued)

Broker-Dealer Disclosure

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.